Index supplement to the prospectus dated April 17, 2026, the prospectus supplement dated April 17, 2026, the product supplement no. 3-I dated April 17, 2026 and the underlying supplement no. 22-I dated April 17, 2026

Registration Statement Nos. 333-293684 and 333-293684-01
Dated October 9, 2026
Rule 424(b)(3)

OCTOBER 2026

J.P. Morgan Total Return℠ Index

J.P.Morgan

PERFORMANCE UPDATE

The J.P. Morgan Total Return℠ Index (the "Index") attempts to provide a dynamic and diversified allocation to 12 U.S. dollar fixed income ETFs (the "Basket Constituents"), each providing exposure to a different sector of the U.S. dollar fixed income market.

The Index rebalances monthly into the portfolio with the highest performance over the previous 6 months, generally subject to a 5% historical volatility threshold, and constituent and sector concentration limits.

The Index is calculated on a total return basis.

The Index was established on July 13, 2017.

Levels are published on Bloomberg and to JPMorganIndices.com, using the ticker JPUSTRI.

Hypothetical and actual historical performance: Sep 2016 through Sep 2026


190
170
150
130
110
90
70
50
J.P. Morgan Total Return℠ Index
Bloomberg Barclays U.S. Aggregate Bond TR Index
Bloomberg Barclays Global Aggregate Bond Index TR Unhedged USD
Backtested
Actual
Sep-16
Sep-18
Sep-20
Sep-22
Sep-24
Sep-26

Please see the footnotes at the bottom of this page and "Backtesting" on the following page for information on backtested performance and proxies.

Hypothetical and actual historical returns and volatilities: Sep 2016 through Sep 2026

	1 Year Return	3 Year Return (Annualized)	5 Year Return (Annualized)	10 Year Return (Annualized)	10 Year Volatility (Annualized)	Sharpe Ratio
J.P. Morgan Total Return℠ Index	-2.64%	3.68%	0.77%	1.90%	5.14%	n/a
Bloomberg Barclays U.S. Aggregate Bond TR Index	-1.84%	4.06%	-0.64%	1.14%	4.90%	n/a
Bloomberg Barclays Global Aggregate Bond Index TR Unhedged USD	-2.43%	3.82%	-1.86%	0.05%	5.31%	n/a

Recent monthly weights: May 2026 through Oct 2026

	U.S. Treasury Bonds			Investment-Grade Credit			Other Gov't or Agency Bonds			Other Credit		
	1-3 Year Treasuries (SHY)	7-10 Year Treasuries (IEF)	20+ Year Treasuries (TLT)	1-3 Year Credit (IGSB)	Intermed. Credit (IGIB)	10+ Year Credit (IGLB)	Agency MBS (MBB)	Inflation-Protected (TIP)	Emerging Markets (EMB)	High Yield Corporate (HYG)	Floating Rate (FLOT)	Preferred Stock (PFF)
May 26	5%	–	–	20%	–	–	20%	20%	10%	15%	–	10%
Jun 26	5%	–	–	20%	–	–	20%	20%	10%	5%	10%	10%
Jul 26	–	–	10%	–	–	20%	15%	20%	10%	15%	10%	–
Aug 26	20%	–	–	20%	–	–	5%	20%	10%	15%	10%	–
Sep 26	20%	–	–	20%	–	–	20%	5%	10%	20%	5%	–
Oct 26	20%	–	–	20%	5%	–	–	20%	10%	15%	10%	–

Hypothetical and actual historical monthly and annual returns: Jan 2017 through Sep 2026

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2017	0.48%	0.60%	0.02%	0.61%	0.69%	0.15%	0.44%	1.31%	-0.77%	0.11%	0.08%	0.89%	4.71%
2018	-1.26%	-1.90%	0.20%	-0.25%	0.30%	0.18%	-0.03%	0.61%	-1.00%	-1.53%	0.26%	0.95%	-3.45%
2019	1.25%	-0.17%	1.86%	0.09%	2.59%	2.30%	0.46%	4.53%	-1.13%	0.26%	0.00%	0.34%	12.96%
2020	2.67%	0.87%	-2.95%	1.53%	0.64%	0.30%	1.09%	0.02%	-0.12%	-0.50%	2.81%	1.13%	7.62%
2021	-1.17%	-1.27%	0.09%	0.74%	0.45%	0.48%	0.84%	-0.01%	-1.53%	0.96%	0.21%	0.29%	0.04%
2022	-2.81%	-0.76%	-1.62%	-1.98%	0.50%	-2.36%	2.40%	-2.17%	-2.99%	-0.16%	2.28%	-0.34%	-9.72%
2023	2.34%	-1.63%	1.87%	0.50%	-0.65%	0.37%	0.67%	-0.33%	-1.30%	-0.58%	2.98%	2.59%	6.92%
2024	0.06%	-0.34%	0.91%	-1.52%	1.73%	0.47%	1.97%	1.36%	1.28%	-2.11%	1.47%	-1.86%	3.36%
2025	0.74%	1.29%	-0.05%	0.22%	-0.26%	0.99%	0.14%	1.41%	0.84%	0.26%	0.67%	-0.42%	5.98%
2026	0.32%	1.21%	-2.44%	0.56%	0.34%	-0.29%	-1.39%	0.59%	-2.01%				-3.14%

Historical performance measures for the Index represent hypothetical backtested performance using alternative performance for some Basket Constituents through June 25, 2014 (labeled "Backtested using proxies" in the chart above); hypothetical backtested performance using the actual performance of each Basket Constituent from June 26, 2014 through July 12, 2017 (labeled "Backtested" in the chart above); and actual performance from July 13, 2017 through September 30, 2026 (labeled "Actual" in the chart above). The Bloomberg Barclays Global Aggregate Total Return Index Value Unhedged USD is a global investment-grade bond index. These indices are intended to serve solely as a point of reference to which the Index may be compared. They are not rebalanced on the same schedule as the Index. They do not employ the Index methodology. There is no guarantee that the Index will outperform either the Bloomberg Barclays U.S. Aggregate Bond Total Return Index or the Bloomberg Barclays Global Aggregate Total Return Index Value Unhedged USD, or any other benchmark or index, in the future. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see the Disclaimer on the following page.

f the ked to the Index may not be suitable for all investors . This material is not a product of J . P . Morgan Research Departments . Copyright © 2026 JPMorgan Chase & Co . All rights reserved . For additional regulatory disclosures, please consult : www . jpmorgan . com/disclosures . Information contained on this website is not incorporated by reference in, and should not be considered part of, this document . This monthly update document replaces and supe r sedes all prior written materials of this type previously provided with respect to the Index .